UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
256743105
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	256743105

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	256743105

1	NAME OF REPORTING PERSON S.A.C. Capital Advisors, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	256743105

1	NAME OF REPORTING PERSON S.A.C. Capital Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,002,001 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,002,001 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,002,001 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	256743105

1	NAME OF REPORTING PERSON Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,002,901 (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5% (1) includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on August 9, 2010 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed on August 16, 2010 (the “Amendment No. 1”) (the Original Schedule 13D and the Amendment No. 1, together with this Amendment No. 2, are collectively referred to herein as the “Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $0.01 per share, of Dollar Thrifty Automotive Group, Inc., a Delaware corporation (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings given them in the Original Schedule 13D.
Item 2. Identity and Background.
     (a) This statement is filed by:
          (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors LP”) with respect to shares of Common Stock directly beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”) and S.A.C. MultiQuant Fund, LLC (“SAC MultiQuant”);
          (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to shares of Common Stock directly beneficially owned by SAC Capital Associates and SAC MultiQuant;
          (iii) SAC Capital Associates with respect to shares of Common Stock directly beneficially owned by it; and
          (iv) Steven A. Cohen with respect to shares of Common Stock beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates and SAC MultiQuant.
     SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates and Steven A. Cohen (collectively, the “Reporting Persons”) expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons’ management and control.
     (b) The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902 and (ii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.
     (c) The principal business of SAC Capital Associates is to serve as a private investment limited liability company. The principal business of SAC Capital Advisors LP is to serve as investment manager to a variety of private investment funds, including SAC Capital Associates, and to control the investing and trading in securities by these private investment funds. The principal business of SAC Capital Advisors Inc. is to serve as the general partner of SAC Capital Advisors LP. The principal business of Mr. Cohen is to serve as a principal of SAC Capital Advisors LP and other affiliated entities.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) SAC Capital Advisors LP is a Delaware limited partnership. SAC Capital Advisors Inc. is a Delaware corporation. SAC Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons expended an aggregate of approximately $1,339,698.66 of investment capital to purchase the 1,002,901 (1) shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by SAC Capital Associates and SAC MultiQuant in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Deutsche Bank, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on October 8, 2010, the Reporting Persons beneficially owned an aggregate of 1,002,901 (1) shares of Common Stock, representing approximately 3.5% (1) of the shares of Common Stock outstanding. The percentages used herein are based upon 28,682,873 shares of Common Stock reported to be outstanding as of July 30, 2010 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2010.
     SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to securities held by SAC Capital Associates and SAC MultiQuant. SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP. Mr. Cohen controls SAC Capital

Advisors Inc. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 1,002,901 (1) shares of Common Stock (constituting approximately 3.5% (1) of the shares of Common Stock outstanding).
     (1) Includes 1,002,000 shares of Common Stock receivable upon the exercise of call options held by SAC Capital Associates.
     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
     (i) SAC Capital Advisors LP has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,002,901 (1) shares of Common Stock, constituting 3.5% (1) of such class of securities;
     (ii) SAC Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,002,901 (1) shares of Common Stock, constituting 3.5% (1) of such class of securities;
     (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,002,001 (1) shares of Common Stock, constituting 3.5% (1) of such class of securities; and
     (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,002,901 (1) shares of Common Stock, constituting approximately 3.5% (1) of such class of securities.
     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the date of the filing of the Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.
     (d) No person other than SAC Capital Advisors LP, SAC Capital Advisors Inc., SAC Capital Associates and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates and SAC MultiQuant.
     (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the shares of Common Stock on October 7, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.
     As noted in Item 5 above, SAC Capital Associates holds call options to acquire an aggregate of 1,002,000 shares of Common Stock. Such options have expiration dates of October 16, 2010 and January 22, 2011 and are included in the beneficial ownership amounts reported on this Schedule 13D.
     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, SAC MultiQuant currently has long economic exposure to 143 shares of Common Stock through such contracts. SAC MultiQuant also has short economic exposure to 300 shares of Common Stock through such contracts. Further, as of the date hereof, SAC Capital Associates, SAC MultiQuant and affiliates of the Reporting Persons, S.A.C. Velocity Fund, LLC and CR Intrinsic Investments, LLC, currently have short economic exposure to 390,357 shares of Common Stock, 2,229 shares of Common Stock, 2,739 shares of Common Stock and 20,200 shares of Common Stock, respectively, on loan from third parties to cover open short positions in the same number of shares of Common Stock. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.
Item 7. Material to be filed as Exhibits.
1.	Schedule A — Trading History

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: October 12, 2010

S.A.C. CAPITAL ADVISORS, L.P.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ADVISORS, INC.
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Person